UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Luther Burbank Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

550550 107

(CUSIP Number)

John Francis Hamann

P.O. Box NN

Santa Rosa, CA 95402

707-547-1616

Barry A. Beal, Jr.

104 S. Pecos,

Midland, TX 79701

432 -682-3753

Copy to:

Teresa V. Pahl

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5079

Chris J. Lent

Woods Fuller P.C.

300 S. Phillips Ave.

Sioux Falls, SD 57104

605-336-3890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550550 107

1.	Names of Reporting Persons. Madelyne Victoria Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000
	8.	Shared Voting Power 14,280,000 (i)
	9.	Sole Dispositive Power 10,500,000
	10.	Shared Dispositive Power 14,280,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Victor Henry David Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization South Dakota
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000
	8.	Shared Voting Power 10,500,000 (i)
	9.	Sole Dispositive Power 10,500,000
	10.	Shared Dispositive Power 10,500,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.10% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Denise Catherine Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 13,020,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 13,020,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Sally Patricia Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 13,020,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 13,020,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Henry Mark Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 13,020,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 13,020,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. John Francis Hamann, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,780,000 (i)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,020,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) IN

(i)

The Reporting Person is the co-trustee of each of the Madelyne Victoria Trione Trust, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust (collectively, the “Trusts”), which directly hold shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Theodore A. Hellman, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,020,000 (i)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,020,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.92% (ii)
14.	Type of Reporting Persons (See Instructions) IN

(i)

The Reporting Person is the co-trustee of each of the Trusts, except the Victor Henry David Trione Trust, which directly hold shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.

(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Barry A. Beal, Jr., not individually but solely as agent of the Victor Henry David Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,500,000 (i)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,500,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,0000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.33% (ii)
14.	Type of Reporting Persons (See Instructions) IN

(i)	The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.
(ii)

Based on 52,229,138 shares of common stock, no par value per share of the Issuer, outstanding as of March 1, 2021, as reported in the annual report filed with the Securities and Exchange Commission on March 11, 2021.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D/A (this “Amendment”) relates to the shares of common stock, no par value per share (the “Shares”), of Luther Burbank Corporation, a California corporation (the “Issuer”) and amends that certain Schedule 13D jointly filed on December 7, 2017 (the “Original 13D”). This Amendment reflects, among other things, a change to the trustee of the Victor Henry David Trione Trust and the resulting number of Shares beneficially owned by the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original13D.

Item 2. Identity and Background

(a) This Schedule 13D/A is being filed by each of the Madelyne Victoria Trione Trust, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, The Henry Mark Trione 1997 Irrevocable Trust, and the Victor Henry David Trione Trust (collectively, the “Trusts”); John Francis Hamann and Theodore A. Hellman (each a “Trustee,” and together the “Trustees”), not individually but solely in their capacities as co-Trustees of each of the Trusts except the Victor Henry David Trione Trust; and Barry A. Beal, Jr., not individually but solely in the capacity of manager of VHT Management, LLC (“VHT”), the investment advisor and agent of the Victor Henry David Trione Trust (together, the “Reporting Persons”). The Trusts were established for the benefit of the children of Victor S. Trione (“Mr. Victor Trione”), the Issuer’s chairman of the board, and the children of Mark H. Trione (“Mr. Mark Trione”), the Issuer’s former board director and secretary. Neither Mr. Victor Trione nor Mr. Mark Trione have voting or sole dispositive power over any of the Shares. Each of the children is the beneficiary of the Trust bearing his or her name.

(b) The business address for the Madelyne Victoria Trione Trust is 101 D Street, Santa Rosa, CA 95404 (Attn: John Hamann). The business address for the Victor Henry David Trione Trust is 202 S. Phillips Ave., Ste. 201, Sioux Falls, SD 57104 (Attn: Barry A. Beal Jr.). The business address for Mr. Hamann, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust is P.O. Box NN, Santa Rosa, CA 95402 (Attn: John Hamann). The business address for Mr. Hellman is 425 Market Street, 26th Floor, San Francisco, CA 94105. The business address for Mr. Beal is 104 S. Pecos, Midland, TX 79701.

(c) Mr. Hellmann is a partner with the law firm Hanson Bridgett LLP, with a business address at 425 Market Street, 26th Floor, San Francisco, CA 94105. Mr. Hamann is the chief financial officer of the Trione Family Office, with a business address at P.O. Box NN, Santa Rosa, CA 95402. Mr. Beal is the manager of VHT Management LLC, the investment advisor to the Victor Henry David Trione Trust which also holds the power and responsibility in monitoring this compliance with, among other things, SEC reporting requirements. The Reporting Persons are principally engaged in the business of investing the assets of the Trusts, or advising the Trusts on such investing, for the benefit of the beneficiaries of such Trusts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 14, 2022, a copy of which is attached as Exhibit 1 to this Schedule 13D.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five (5) years.

(e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Trustees, except Victor Henry David Trione Trust, is a citizen of the United States of America. Each of the Trusts, except the Victor Henry David Trione Trust, is organized under the laws of the state of California. The Victor Henry David Trione Trust is organized and administered under the laws of the state of South Dakota. The Trustee of the Victor Henry David Trione Trust is South Dakota Trust Company LLC, a limited liability company organized under the laws of the state of South Dakota.  VHT is a limited liability company organized under the laws of the state of South Dakota.  Barry A. Beal, Jr., as manager of VHT, is a resident of the state of Texas.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 52,229,138 shares of Common Stock outstanding as of February 14, 2022, as in the annual report filed with the Securities and Exchange Commission on March 11, 2021 (the “Annual Report”).

The Madelyne Victoria Trione Trust directly holds 10,500,000 Shares, which represent approximately 20.10% of the outstanding Shares of the Issuer; the Victor Henry David Trione Trust directly holds 10,500,000 shares, which represent approximately 20.10% of the outstanding Shares of the Issuer; The Denise Catherine Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer; The Sally Patricia Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer; and The Henry Mark Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.4% of the outstanding Shares of the Issuer. Each of the aforementioned Trusts has the right to receive the dividends from, or the proceeds of, any sale of the Shares held in such Trust for the benefit of such Trust’s beneficiaries.

Mr. Hamann and Mr. Hellman are co-Trustees of each of the Trusts, except the Victor Henry David Trione Trust, with shared voting and dispositive power over all of the Shares, except the Shares held by the Victor Henry David Trione Trust. As such, each of the Trusts, except the Victor Henry David Trione Trust, may, pursuant to Rule 13d-3 of the Act, be considered to each beneficially own an aggregate amount of 13,020,000 Shares, which represent approximately 24.04% of the outstanding Shares of the Issuer. Each Trust disclaims beneficial ownership in the Shares held by the other Reporting Persons over which it does not have any voting and dispositive power.

Each Trustee expressly disclaims beneficial ownership of the Shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Trustees is the beneficial owner of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Trusts purchased certain of their Shares pursuant to stock purchase agreements and paid for such Shares with promissory notes secured under security agreements (collectively, the “Purchase Documents”), as described in Item 3 above.

In connection with the Issuer’s initial public offering (the “Offering”), the Trusts and Mr. Hamann each entered into a letter agreement with Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., representatives of the underwriters (the “Representatives”) underwriting the Offering (collectively, the “Lock-Up Agreements”). The Lock-Up Agreements generally prevent the Reporting Persons from selling or otherwise transferring their Shares for a period of 180 days after the date of the prospectus relating to the initial public offering filed with the Securities and Exchange Commission on November 27, 2017 (the “Prospectus”) without the prior written approval of the Representatives. The Lock Up Agreements are subject to certain exceptions. The description of the Lock-Up Agreements contained herein is a summary of, and is subject to and qualified by reference to, the provisions of the form of Lock-Up Agreement incorporated by reference herein and attached as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Prospectus.

Mr. Hamann and Mr. Hellman are co-Trustees of each of the Trusts, except the Victor Henry David Trione Trust, with shared voting and dispositive power over all of the Shares.

To the knowledge of the Reporting Persons, other than the Purchase Documents, the Lock-Up Agreements, and the Trustees’ shared voting and dispositive power over all of the Shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit –	Joint Filing Agreement pursuant to Rule 13d-1(k) of the Act.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

MADELYNE VICTORIA TRIONE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE DENISE CATHERINE TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE SALLY PATRICIA TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

THE HENRY MARK TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann, Co-Trustee
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman, Co-Trustee
Theodore A. Hellman, Co-Trustee

VICTOR HENRY DAVID TRIONE TRUST

By:	VHT Management LLC
Its:	Investment Advisor

/s/ Barry A. Beal, Jr., Manager
Barry A. Beal, Jr., Manager

/s/ JOHN FRANCIS HAMANN
JOHN FRANCIS HAMANN

/s/ THEODORE A. HELLMAN
THEODORE A. HELLMAN

/s/ BARRY A. BEAL, JR.
BARRY A. BEAL, JR.